Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

IN U.S. DOLLARS

UNAUDITED

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2023	December 31, 2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,931	$1,763
Restricted bank deposits	144	130
Trade receivables (net of allowance for doubtful accounts of $148 and $82 at June 30, 2023 and December 31 2022, respectively)	11,011	10,834
Other accounts receivable and prepaid expenses	1,167	1,414
Inventories	7,667	6,433

Total current assets	21,920	20,574

NON-CURRENT ASSETS:
Long-term assets	244	260
Property and equipment, net	3,341	3,270
Operating lease right-of-use assets, net	955	1,110
Intangible assets, net	1,174	486
Goodwill	4,895	4,895

Total non-current assets	10,609	10,021

Total assets	$32,529	$30,595

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2023	December 31, 2022
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of non-current loans	$391	$586
Operating lease liabilities, current	235	301
Trade payables	7,801	7,984
Employees and payroll accruals	980	1,016
Deferred revenues	1,550	542
Advances net of inventory in progress	79	47
Accrued expenses and other liabilities	812	719

Total current liabilities	11,848	11,195

NON-CURRENT LIABILITIES:
Loans, net of current maturities	1,209	1,294
Operating lease liabilities, non-current	674	827
Deferred revenues	401	241
Accrued severance pay	363	404

Total non-current liabilities	2,647	2,766

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares: Authorized; 11,000,000 shares at June 30, 2023 and December 31, 2022; Issued and outstanding: 5,740,518 and 5,701,518 shares at June 30, 2023 and December 31, 2022, respectively	84,915	84,830
Additional paid-in capital	1,228	1,179
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(67,866)	(69,132)

Total equity	18,034	16,634

Total liabilities and shareholders’ equity	$32,529	$30,595

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2023	2022
	Unaudited	Unaudited

Revenues	$23,478	$21,138
Cost of revenues	18,409	16,667

Gross profit	$5,069	$4,471

Operating costs and expenses:
Research and development	78	87
Sales and marketing	2,470	2,384
General and administrative	912	999

Total operating costs and expenses	3,460	3,470

Operating income	1,609	1,001
Financial expenses, net	(343)	(529)
Income before taxes on income	1,266	472
Taxes on income	-	-
Net income	$1,266	$472

Basic and diluted net income per share	$0.22	$0.09

Weighted average number of shares used in computing net income per share:
Basic	5,707	5,395

Diluted	5,767	5,438

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands, except per share data

	Six months period ended June 30,
	2023	2022
	Unaudited	Unaudited

Net income	$1,266	$472
Cash flow hedging instruments:
Change in unrealized gains and losses	-	-
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes	-	-

Other comprehensive gain	-	-

Comprehensive income	$1,266	$472

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2022	5,250,518	$84,854	$(243)	$(70,264)	$14,347
Issuance of ordinary shares and warrants, net	450,000	911	-	-	911
Exercise of options into ordinary shares	1,000	2	-	-	2
Share-based compensation expense	-	51	-	-	51
Net income	-	-	-	472	472

Balance as of June 30, 2022 (unaudited)	5,701,518	$85,818	$(243)	$(69,792)	$15,783

Balance as of January 1, 2023	5,701,518	$86,009	$(243)	$(69,132)	$16,634
Issuance of ordinary shares and warrants, net	-	-	-	-	-
Exercise of options into ordinary shares	39,000	85	-	-	85
Share-based compensation expense	-	49	-	-	49
Net income	-	-	-	1,266	1,266

Balance as of June 30, 2023 (unaudited)	5,740,518	$86,143	$(243)	$(67,866)	$18,034

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2023	2022
	Unaudited
Cash flows from operating activities:

Net income	$1,266	$472
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	239	164
Interest and exchange rate of loans	(83)	(133)
Severance pay, net	(41)	(31)
Share-based compensation expenses	49	51
Increase in trade receivables, net	(177)	(830)
Decrease (Increase) in other accounts receivable and other long term assets	263	(357)
Increase in inventories	(1,202)	(156)
Increase (decrease) in trade payables	(183)	831
Decrease in operating lease liabilities	(64)	(124)
Decrease (Increase) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	809	(218)

Net cash provided by (used in) operating activities	$876	$(331)

Cash flows to investing activities:

Purchase of property and equipment	(237)	(394)
Acquisition of assets (b)	(344)	(656)

Net cash used in investing activities	$(581)	$(1,050)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2023	2022
	Unaudited
Cash flows from financing activities:

Proceeds received from issuance units that consist of ordinary shares and warrants, net	-	913
Proceeds received from issuance of shares upon options exercised, net	85	-
Proceeds received from loans	88	-
Repayment of loans	(286)	(399)

Net cash provided by (used in) financing activities	$(113)	$514

Change in cash and cash equivalents, and restricted cash	182	(867)
Cash, cash equivalents and restricted cash at the beginning of the period	1,893	2,117

Cash, cash equivalents and restricted cash at the end of the period	$2,075	$1,250

Supplementary cash flow activities:

(a) Cash paid during the period for:
Interest	$198	$19

(b) Net cash used to pay for the acquisition of assets (see Note 5):

April 02, 2023
Suppliers relationship	761
Accrued expenses	(417)
Amount of cash paid	344

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:–	GENERAL

A.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation. The Company’s shares are listed on NASDAQ under the ticker BOSC.

B.	As of June 30, 2023, the Company has three operating segments that include Intelligent Robotics, RFID and Supply Chain Solutions.

C.	The Company’s wholly owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that comprises the RFID segment. BOS-Dimex provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software applications of manufacturers that we represent. BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma as well as asset tagging and counting services for corporate and governmental entities.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers worldwide, mainly in the aerospace and defense industries. BOS-Odem is also a supply chain service provider for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2022, were applied consistently in these financial statements.

A.	Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions include (i) net realizable value of the inventory, (ii) impairment analysis of goodwill and intangible assets, (iii) allowance for doubtful accounts; and (vi) revenue recognition.

B.	Income per share

The Company computes net income per share in accordance with ASC 260, “Earnings per share”. Basic income per share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period, net of the weighted average number of treasury shares (if any).

Diluted income per ordinary share is computed similar to basic income per share, except that the denominator is increased to include the number of additional potential ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. Potential ordinary shares are excluded from the computation for a period in which a net income is reported or if their effect is anti-dilutive.

An amount of 570,000 and 1.2 million weighted average outstanding options and warrants have been excluded from the calculation of the diluted net income per share for the period of six months ended June 30, 2023 and 2022, respectively, because the effect of the ordinary shares issuable as a result of the exercise or conversion of these instruments was determined to be anti-dilutive.

C.	Reclassified amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not have material effect on the reported results of operations, shareholder’s equity or cash flows.

D.	Recently issued accounting pronouncements

There are currently no accounting standards that have been issued but not yet adopted that we believe will have a significant impact on our consolidated financial position, results of operations or cash flows.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:–	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2023 have been included. Operating results for the six-month period ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ended December 31, 2023, or any other interim period in the future.

The consolidated balance sheet at December 31, 2022 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2022 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on March 30, 2023.

NOTE 4:-	INVENTORIES

Composition:

	June 30, 2023	December 31, 2022
	Unaudited	Audited
Raw materials	$31	$177
Inventory in progress	955	1,750
Finished goods	6,973	5,788
Net – advances from customers	(292)	(1,282)

	$7,667	$6,433

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:–	INTANGIBLE ASSETS, NET

A. Composition:

	June 30, 2023	December 31, 2022	Weighted average amortization period
	Unaudited	Audited
Cost:
Customer relationship	1,032	1,032	7-8.84
Suppliers relationship*	761	-	8.84
Non-competition	270	270	4

	2,063	1,302
Accumulated amortization and impairments:
Customer relationship	776	758
Suppliers relationship	20	-
Non-competition	93	58

	889	816

Amortized cost	$1,174	$486

B.	Amortization expenses amounting to $73 and $108 were recorded during the period of six months ended June 30, 2023 and the year ended December 31, 2022, respectively.

*	On July 7, 2013, the Company entered into a profit sharing agreement with Proteus Ltd, providing for the joint market and sale of certain products.

On April 2, 2023, Proteus sold to the Company its share in the joint activity in consideration of $723, of which $138 was paid on signing and the rest is paid in monthly installments during a two year period.

Pursuant to the sale agreement, Proteus will gradually phase out its marketing and sale of the products until the end of 2023.

On May 31, 2023, the Company entered into an agreement with Microwave Ltd. for the purchase of its distribution rights for certain products, in consideration of $38, paid at signing.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:–	LEASES

We have entered into several non-cancellable operating lease agreements for our offices and vehicles. Our leases have original lease periods expiring between 2023 and 2034. Payments due under such lease contracts include primarily fix payments. We assume renewals in our determination of the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate are as follows:

Six Months Ended
June 30, 2023
(unaudited)
Operating lease cost:
Vehicles	91
Facilities rent	107
198
Remaining Lease Term
Vehicles	0.58 -2.34 years
Facilities rent	2.27-11.1 years

Weighted Average Discount Rate
Vehicles	2.02%
Facilities rent	5.27%

The following is a schedule, by years, of maturities of operating lease liabilities as of June 30, 2023:

June 30, 2023
(unaudited)
Period:
The remainder of 2023	178
2024	206
2025	140
2026	97
2027	63
2028-2034	467
Total operating lease payments	1,151
Less: imputed interest	242
Present value of lease liabilities	909

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:–	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing January 1, 2020 the Company presents its business operations in three reportable segments, consisting of the RFID segment, Supply Chain Solutions segment and the Intelligent Robotics segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit.

a.	Information about the operating segments for the six months ended June 30, 2023 and 2022 is as follows:

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2023:

Revenues	$6,948	$15,351	$1,257	$(77)	$23,478

Gross profit	$1,796	$3,253	$20	$-	$5,069

Allocated operating expenses	$1,097	$1,859	$130	$-	$3,086

Acquisition expenses	$-	-	-	-	$-

Unallocated operating expenses	-	-	-	-	$374

Operating Income (loss)	$699	$1,394	$(110)	$-	$1,609

Financial expenses	-	-	-	-	$(343)

Net Income before tax	-	-	-	-	$1,266

Tax on income	-	-	-	-	$-

Net Income	-	-	-	-	$1,266

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:–	SEGMENTS AND GEOGRAPHICAL INFORMATION – Cont.

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2022:

Revenues	$7,693	$12,873	$572	$-	$21,138

Gross profit	$1,915	$2,575	$(19)	$-	$4,471

Allocated operating expenses	$1,209	$1,585	$271	$-	$3,065

Acquisition expenses	$44	-	-	-	$44

Unallocated operating expenses	-	-	-	-	$361

Operating Income (loss)	$662	$990	$(290)	$-	$1,001

Financial expenses	-	-	-	-	$(529)

Net Income before tax	-	-	-	-	$472

Tax on income	-	-	-	-	$-

Net Income	-	-	-	-	$472

b.	The following presents total revenues for the six months ended June 30, 2023 and 2022 based on the location of customers:

	June 30,
	2023	2022
	Unaudited

Israel	$19,765	$16,686
Far East	707	1,536
India	1,060	641
Europe	838	399
United States	1,080	1,733
Others	28	143

	$23,478	$21,138

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for per share prices)

NOTE 8:–	SHAREHOLDERS’ EQUITY

a.	In June 2023, a total of 39,000 options were exercised for the amount of $85.

b.	On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 units, each consisting of one ordinary share and one half warrant to purchase an ordinary share, at a unit purchase price of $2.2. The warrants have an exercise price of $2.2 per ordinary share and are immediately exercisable into ordinary shares over a five-year term. The sale was made in a registered direct offering with a total gross amount of $990 or $911 net of incremental and direct issuance expenses.

c.	In April 2022, a total of 1,000 options were exercised for the amount of $2.

NOTE 9:–	SUBSEQUENT EVENTS

In July 2023, a total of 17,853 options were exercised for the amount of $18.